UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

_________________

ASPIRIANT REAL ASSETS FUND
(Name of Subject Company (Issuer))

ASPIRIANT REAL ASSETS FUND
(Name of Filing Person(s) (Issuer))

_________________

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

04539D103
(CUSIP Number of Class of Securities)

_________________

Ann Maurer
235 W. Galena Street
Milwaukee, WI 53212
(414) 299-2217
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

_________________

With a copy to:
Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996
(215) 988-2700

October 27, 2026
(Date Tender Offer First Published,
Sent or Given to Security Holders)

_________________

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:	☐

Item 1.     SUMMARY TERM SHEET.

•        Aspiriant Real Assets Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $9,812,060, or approximately 871,763 of the 17,435,248 Shares outstanding as of June 30, 2026) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations) (“NAV”), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the class, including fractions of Shares, of security that is the subject of the Offer, and includes all or some of a Shareholder’s Shares as the context requires. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on December 17, 2026 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees (the “Board”). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The NAV of Shares will be calculated for this purpose as of December 31, 2026, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•        The number of Shares being offered for purchase with the Offer is approximately 871,763; (i) the number of outstanding Shares of the Fund as of June 30, 2026 is 17,435,248, and (ii) the NAV per Share of the Fund as of June 30, 2026 is $11.26.

•        The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund will review the NAV calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date, which the Fund expects will be completed within 60 days of the fiscal year-end, and that NAV will be used to determine the final amount paid for tendered Shares. Since the Fund’s next fiscal year end after the Valuation Date is March 31, 2027, the Fund expects that the audit will be completed by the end of May 2027.

•        A Shareholder may tender all its Shares or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a NAV of less than $25,000 (except as a result of pro ration), the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum capital account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Item 4(a)(1)(ii).

•        Shares will be repurchased on a “first in, first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

•        The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•        Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on December 17, 2026 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to December 23, 2026 (i.e., 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•        If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Aspiriant Real Assets Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMB Fund Services, Inc. (referred to herein as “UMBFS”) at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on December 17, 2026 (or if the Offer is extended, by any later Notice Due Date). The value of the Shares may change between June 30, 2026 (the date as of which net asset value included herein was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated NAV of their Shares, which the Fund will calculate from time to time based upon the information the Fund receives from the portfolio managers of the investment funds in which it invests, may contact UMBFS, at (877) 997-9971 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. You should also realize that although the Offer is scheduled to expire on December 17, 2026, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through December 31, 2026 or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”), notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Item 2.     ISSUER INFORMATION.

(a)     The name of the issuer is “Aspiriant Real Assets Fund.” The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (877) 997-9971.

(b)    The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund. As of the close of business on June 30, 2026, the net assets of the Fund was $196,241,198. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c)     There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s Agreement and Declaration of Trust dated October 26, 2020 (as it may be amended from time to time, the “Agreement and Declaration of Trust”).

Item 3.     IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Aspiriant Real Assets Fund.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212 and the telephone number is (877) 997-9971. The Fund seeks to achieve its investment objective by investing primarily in general or limited partnerships, funds, corporations, trusts or other investment vehicles that invest substantially all their assets in real estate, infrastructure, commodities and other real asset securities and funds. The investment manager of the Fund is Aspiriant, LLC (the “Investment Manager”). The principal executive office of the Investment Manager is located at 11100 Santa Monica Blvd., Suite 600, Los Angeles, California 90025. The trustees on the Fund’s Board are David G. Lee, Robert Seyferth, Gary E. Shugrue, and Terrance P. Gallagher. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

Item 4.     TERMS OF THE TENDER OFFER.

(a) (1) (i)

Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on December 17, 2026 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)

The value of the Shares tendered to the Fund for purchase will be the NAV as of the close of business on December 31, 2026, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a NAV of less than $25,000 (except as a result of pro ration), the Fund reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund.

The purchase amount will be paid entirely in cash.

(iii)   The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on December 17, 2026. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board.

(iv)   Not applicable.

(v)    At the absolute discretion of the Board, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the NAV of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated October 27, 2026, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)   Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, December 17, 2026 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to December 23, 2026 (i.e., 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)  Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on December 17, 2026 (or if the Offer is extended, by any later Notice Due Date). The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)   If Shares in excess of 5.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate NAV of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)    The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. One such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Investment Manager being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Investment Manager would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)   Not applicable.

(xii)  The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2)    Not applicable.

(b)    Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

Item 5.     PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 26, 2021 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Shareholder in advance of subscribing for Shares, and the Agreement and Declaration of Trust provide that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Registration Statement also states that the Investment Manager anticipates recommending to the Fund’s Board that the Fund offer to repurchase Shares from its Shareholders quarterly each year. The Fund commenced operations on April 1, 2021 and has previously offered to repurchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with the quarter ended June 30, 2021.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between: (i) the Fund, the Investment Manager or members of the Board or any person controlling the Fund, the Investment Manager or the Board; and (ii) any other person, with respect to the Shares.

Item 6.     PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)     The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Agreement and Declaration of Trust.

(b)    Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Agreement and Declaration of Trust. The Fund currently expects that it will accept subscriptions for Shares as of the first business day of each calendar quarter, but is under no obligation to do so, and may do so more frequently as determined by the Board.

(c)     None of the Fund, the Investment Manager or the Board or any person controlling the Fund, the Investment Manager or the Board has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board, or to fill any existing vacancy on the Board or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first business day of each calendar quarter and from time to time in the discretion of the Board), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)     The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 5.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below).

(b)    There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)     Not applicable.

(d)    None of the Fund, the Investment Manager or the Board or any person controlling the Fund, the Investment Manager or the Board has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.     INTEREST IN SECURITIES OF THE ISSUER.

(a)     As of June 30, 2026, Mr. David G. Lee, Trustee of the Fund, does not have any beneficial ownership in the Fund.

As of June 30, 2026, Mr. Robert Seyferth, Trustee of the Fund, does not have any beneficial ownership in the Fund.

As of June 30, 2026, Mr. Gary E. Shugrue, Trustee of the Fund, does not have any beneficial ownership in the Fund.

As of June 30, 2026, Mr. Terrance P. Gallagher, Trustee of the Fund, does not have any beneficial ownership in the Fund.

(b)    Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares during the past 60 days by the Fund, the Investment Manager, any member of the Board or any person controlling the Fund, the Investment Manager or the Board.

Item 9.     PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.   FINANCIAL STATEMENTS.

(a)     The Fund commenced operations on April 1, 2021. Reference is made to the following financial statements of the Fund, which the Fund has prepared and furnished to Shareholders pursuant to Rule 30e-1 under the 1940 Act and filed with the SEC pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO: Audited financial statements for the year ended March 31, 2026, previously filed with the SEC on Form N-CSR on June 5, 2026; Unaudited financial statements for the period ended September 30, 2025, previously filed with the SEC on Form N-CSR on December 5, 2025; Audited financial statements for the year ended March 31, 2025, previously filed with the SEC on Form N-CSR on June 6, 2025; Unaudited financial statements for the period ended September 30, 2024, previously filed with the SEC on Form N-CSR on December 6, 2024; Audited financial statements for the year ended March 31, 2024, previously filed with the SEC on Form N-CSR on June 7, 2024; Unaudited financial statements for the period ended September 30, 2023, previously filed with the SEC on Form N-CSR on December 8, 2023 and as amended and filed with the SEC on Form N-CSRS/A on April 9, 2024; Audited financial statements for the year ended March 31, 2023, previously filed with the SEC on Form N-CSR on June 12, 2023 and as amended and filed with the SEC on Form N-CSR/A on April 8, 2024; Unaudited financial statements for the period ended September 30, 2022, previously filed with the SEC on Form N-CSR on December 9, 2022 and as amended and filed with the SEC on Form N-CSR/A on April 8, 2024; Audited financial statements for the year ended March 31, 2022, previously filed with the SEC on Form N-CSR on June 9, 2022 and as amended and filed with the SEC on Form N-CSR/A on April 8, 2024; and Unaudited financial statements for the period ended September 30, 2021, previously filed with the SEC on Form N-CSR on December 8, 2021.

(b)    (1)    The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(2)    Not applicable.

(3)    NAV per Share $11.26 (6/30/26)

(c)     The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.   ADDITIONAL INFORMATION.

(a)     (1)    None.

(2)    None.

(3)    Not applicable.

(4)    Not applicable.

(5)    None.

(b)    None.

Item 12.   EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.     Cover Letter to Offer to Purchase and Letter of Transmittal.

B.      Offer to Purchase.

C.     Form of Letter of Transmittal.

D.     Form of Notice of Withdrawal of Tender.

E.      Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

F.      Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

ASPIRIANT REAL ASSETS FUND
By:	/s/ Benjamin Schmidt
	Name:	Benjamin Schmidt
	Title:	President and Principal Executive Officer

October 27, 2026

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.
B	Offer to Purchase.
C	Form of Letter of Transmittal.
D	Form of Notice of Withdrawal of Tender.
E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.
F	Calculation of Filing Fee Tables.